Exhibit 99.1

6 December 2004

Directors’ Interests

Performance Restricted Share Plan

The following options which were granted to directors on 3 December 2004 will be exercisable for the two year period following the end of the performance period, subject to the satisfaction of performance conditions and on the payment of £1. The maximum entitlements on satisfaction of the performance conditions in full are shown below:-

Director	Shares Under Option	End of Performance Period
Mike Bramley	98,822	30 September 2007
Tim Clarke	146,822	30 September 2007
Tony Hughes	98,822	30 September 2007
Karim Naffah	104,470	30 September 2007

Following these grants, the total number of shares under option to directors under all Company plans, are:-

Mike Bramley	1,372,379
Tim Clarke	2,403,142
Tony Hughes	1,487,009
Karim Naffah	1,720,536

Contact details:–
M J N Bridge
Deputy Secretary
0121 498 4526